Exhibit 99.1

RESCISSION AND TERMINATION AGREEMENT

This Rescission and Termination Agreement (this “Agreement”) is made as of May 29, 2026 (the “Effective Date”), by and between:

●	K Wave Media Ltd, an exempted company incorporated under the laws of the Cayman Islands (“KWM”); and

●	Pyeungho Choi (“Party A”) and Youngjae Lee (“Party B”), Other Shareholders (“Party C”) together (“Solaire”).

KWM and Solaire are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, KWM and Solaire previously entered into that certain Share Purchase Agreement dated as of March 31, 2023 (the “Original SPA”), pursuant to which KWM acquired 95% of the issued and outstanding shares of Solaire Partners, an entity organized under the laws of the Republic of Korea (“Solaire”);

WHEREAS, pursuant to the Original SPA:

●	KWM issued 586,215 shares for Party A’s interest in Solaire and 4,434,068 shares as a co-founder of K Enter Holdings Inc., or 5,020,283 shares total ordinary shares of KWM.

●	KWM issued 237,233 shares for Party B’s interest in Solaire and 4,671,301 shares as a co-founder of K Enter Holdings Inc., or 4,671,301 shares total ordinary shares of KWM.

●	KWM issued a total of 135,473 shares in exchange for Party C’s interest in Solaire shares, allocated as follows:

-	Song Hyojung: 48,383 shares

-	CY Holdings: 48,383 shares

-	Park Sugyeong: 19,353 shares

-	Lee Myunghyun: 9,677 shares

-	Kim Minsu: 9,677 shares

WHEREAS, the Parties desire to rescind and unwind the transactions contemplated under the Original SPA in their entirety and restore, to the extent practicable, their respective positions prior to the Original SPA;

WHEREAS, in connection with such rescission, the Parties intend that:

●	Ownership of Solaire shall be returned to Party A, Party B and Party C;

●	9,827,057 of issued shares of KWM for Party A, Party B and Party C shall be returned to KWM.

●	Party A shall resign from the board upon both parties’ completion of the subject agreement, or within 60 days from the date of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, the Parties agree as follows:

1.	RESCISSION AND TERMINATION OF ORIGINAL SPA

1.1	Rescission and Termination

Effective as of the Effective Date, the Parties hereby mutually rescind, terminate, and cancel the Original SPA in its entirety, as if it had never been entered into, subject to the provisions of this Agreement.

1.2	No Further Effect.

From and after the Effective Date, the Original SPA shall be of no further force or effect, and neither Party shall have any rights or obligations thereunder, except as expressly set forth herein.

2.	RETURN OF SOLAIRE SHARES

2.1	Transfer Back to Party A, Party B and Party C

KWM shall transfer, assign, and deliver to Party A, Party B and Party C (or his designated affiliate) 100% of the issued and outstanding shares of Solaire that KWM received, free and clear of all liens, claims, and encumbrances.

2.2	Closing Mechanics.

The transfer of respective shares shall be returned and completed within 60 days following the signing of this agreement. Upon the transfer, the following are to occur.

●	execution of share transfer instruments;

●	updates to shareholder registers; and

●	any required filings under applicable Cayman and Korean laws.

2.3	Further Assurances.

Each Party shall execute and deliver such additional documents as may be reasonably required to effectuate the transfer contemplated herein.

3.	RETURN OF KWM SHARES

●	9,827,057 of issued shares of KWM for Party A, Party B and Party C shall be returned to KWM. 5,020,283 ordinary shares from Party A and 4,671,301 shares from Party B and 135,473 shares from Party C to KWM.

●	Party A shall resign from the board upon both parties’ completion of the subject agreement, or within 60 days from the date of this Agreement.

●	Party A and B are given 60 days from the date of this Agreement to complete the transfer of the subject shares.

3.1	Transfer Back to KWM.

Part A, B and C shall transfer, assign, and deliver to KWM the issued and outstanding shares of KWM that the parties received, free and clear of all liens, claims, and encumbrances.

3.2	Closing Mechanics.

The transfer of respective shares shall be returned and completed within 60 days following the signing of this agreement. Upon the transfer, the following are to occur.

●	execution of share transfer instruments;

●	updates to shareholder registers; and

●	any required filings under applicable Cayman and Korean laws.

3.3	Further Assurances.

Each Party shall execute and deliver such additional documents as may be reasonably required to effectuate the transfer contemplated herein.

Party A, B, and Solaire’s management and its (potential) assignees shall be obligated to cooperate and fulfill the audit responsibility for the period from January 1, 2026, through the final date of the completion of the subject rescission and termination agreement.

4.	CONSIDERATION AND RELEASE OF LIABILITIES

4.1	No Further Consideration.

Except as expressly set forth herein, no further consideration shall be owed by either Party.

5.	TREATMENT OF PRIOR SHARE ISSUANCE

5.1	Acknowledgment.

The Parties acknowledge that:

5.2	No Clawback.

KWM hereby agrees that it shall have no right to rescind, recover, or claw back such shares or any proceeds thereof other than the shares specified under 4.1 above.

5.3	Final Settlement.

The Parties agree that the prior issuance and disposition of such shares shall constitute part of the final economic settlement between the Parties.

6.	MUTUAL RELEASE

6.1	By Party A, Party B and Party C

Party A, Party B, and Party C release KWM and its affiliates, directors, officers, and shareholders from any and all claims arising out of or relating to the Original SPA.

6.2	By KWM.

KWM releases Party A, Party B, and Party C from any and all claims arising out of or relating to the Original SPA, including, without limitation, any claims relating to the prior ownership or operation of Solaire.

6.3	Scope.

This release includes all claims, whether:

●	known or unknown;

●	suspected or unsuspected;

●	fixed or contingent.

7.	REPRESENTATIONS AND WARRANTIES

7.1	Authority.

Each Party has full power and authority to enter into this Agreement.

7.2	Ownership of Solaire

KWM represents that it holds 95% of the shares of Solaire, free and clear of encumbrances (except as disclosed).

7.3	No Other Agreements.

Each Party represents that there are no other agreements inconsistent with this Agreement.

8.	NO ADMISSION

This Agreement is entered into as a compromise and settlement and shall not be construed as an admission of liability by either Party.

9.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the relevant laws of Cayman Islands, Republic of Korea, and New York USA.

10.	CONDITIONS PRECEDENT

This Agreement may be made subject to:

●	approval by the board of directors of KWM;

11.	MISCELLANEOUS

●	Entire Agreement. This Agreement constitutes the entire agreement between the Parties.

●	Amendments. Must be in writing signed by both Parties.

●	Counterparts. May be executed in counterparts.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

K WAVE MEDIA LTD

By:	/s/ Ted Kim
Name:	Ted Kim
Title:	CEO

Party A;

By:	/s/ Pyeungho Choi
Pyeungho Choi

Party B:

By:	/s/ Youngjae Lee
Youngjae Lee

Party C:

By:	/s/ Song Hyojung
Song Hyojung

Party C:

By:	/s/ CY Holdings
CY Holdings

Party C:

By:	/s/ Park Sugyeong
Park Sugyeong

Party C:

By:	/s/ Lee Myunghyun
Lee Myunghyun

Party C:

By:	/s/ Kim Minsu
Kim Minsu